Exhibit 99.4

VASOGEN INC.

PROXY

FOR USE BY REGISTERED HOLDERS (“SHAREHOLDERS”) OF COMMON SHARES (THE “COMMON SHARES”) OF VASOGEN INC. (“VASOGEN”) AT THE SPECIAL MEETING OF SHAREHOLDERS SCHEDULED TO BE HELD AT 10:00 A.M. ON MONDAY, OCTOBER 19, 2009 (THE “MEETING”) AND AT ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

The undersigned holder of the Common Shares hereby revokes any proxy previously given in respect of the Meeting and appoints Christopher J. Waddick, President and Chief Executive Officer of Vasogen or, failing him, Graham D. Neil, Chief Financial Officer of Vasogen, or instead of either of them                                                                  as proxy, with power of substitution to attend, vote and otherwise act for the undersigned at the Meeting to be held at the offices of McCarthy Tétrault LLP, Toronto Dominion Bank Tower, Suite 5300, Toronto, Ontario M5K 1E6, on October 19, 2009 at 10:00 a.m. (Toronto time) and at any adjournment thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with the authority to vote at the proxyholder’s discretion except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Common Shares represented by this proxy in the following manner:

1.               VOTE FOR ☐  or VOTE AGAINST ☐ or if no specification is made VOTE FOR the special resolution, with or without variation, of the shareholders of Vasogen approving an arrangement under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen, Cervus LP, Cervus GP Ltd., 7231971 Canada Inc. and 7232004 Canada Inc. (the “Cervus Arrangement”), subject to such amendments and adjustments to the terms of the Cervus Arrangement as contemplated under the arrangement agreement between Vasogen, Cervus LP and Cervus GP Inc. dated August 14, 2009, the full text of which resolution is set forth in Appendix B to the accompanying joint management information circular of Vasogen and other parties dated September 16, 2009 (the “Joint Circular”).

2.               VOTE FOR ☐  or VOTE AGAINST ☐ or if no specification is made VOTE FOR, the special resolution, with or without variation, of the shareholders of Vasogen approving an arrangement under Section 192 of the CBCA involving Vasogen, IntelliPharmaCeutics Ltd., IntelliPharmaCeutics Corp., 7231971 Canada Inc., 7232004 Canada Inc. and 7237081 Canada Inc., (the “IPC Arrangement”), subject to such amendments and adjustments to the terms of the IPC Arrangement as contemplated under the arrangement agreement between Vasogen, IntelliPharmaCeutics Ltd. and IntelliPharmaCeutics Corp. dated August 14, 2009,  the full text of which resolution is set forth in Appendix C to the Joint Circular.

3.               VOTE FOR ☐  or VOTE AGAINST ☐ or if no specification is made VOTE FOR the resolution, with or without variation approving the New Option Plan (as defined in Joint Circular), the full text of which resolution is set forth in Appendix D to the Joint Circular.

This Proxy is solicited on behalf of the management of Vasogen. Each holder of Common Shares has the right to appoint a person (who need not be a shareholder of Vasogen) other than the persons specified above to attend and act on his or her behalf at the Meeting. Such right may be exercised by inserting the name of the person to be appointed in the space provided, or by completing another proper form of proxy and, in either case, sending the form to the attention of CIBC Mellon Trust Company, Proxy Department, P.O. Box 721 Agincourt, Ontario M1S 0A1, fax number 416-368-2502 to be received no later than 5:00 p.m. (Toronto time) on October 15, 2009 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting.

This proxy confers authority to vote in the proxyholder’s discretion with respect to amendments or variations of matters identified in the accompanying Notice of the Special Meeting of Shareholders and with respect to other matters which properly may come before the Meeting and any adjournments or postponements thereof.

DATED THE              day of                                             , 2009.

Signature of Shareholder

Name of Shareholder (Please Print)

Notes

The signature of the Shareholder on this Proxy must be exactly the same as the name in which the Common Shares are registered.

Please sign exactly as your name appears on your share certificate and return this proxy at once, using the return envelope enclosed.  You may also fax it to 416.368.2502, or hand deliver it to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.

Executors, administrators, trustees, and the like should so indicate when signing on behalf of a Shareholder.  Where Common Shares are held jointly, each owner must sign.

This Proxy must be executed by the Shareholder or an attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

If this Proxy is not dated in the space provided, it shall be deemed to bear the date on which it was mailed by management of Vasogen.

A person appointed as your proxyholder must be present at the Meeting to vote.